# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PLBY Group, Inc., CIK 0001803914
CUSIP: 72814P109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10960 Wilshire Blvd., Suite 2200, Los Angeles, California (CA), 90024
Date of event which requires filing of this statement: 01/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002024046

## Reporting persons
- Drawbridge Special Opportunities Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,495,116; sole dispositive power 0; shared dispositive power 5,495,116; aggregate amount beneficially owned 5,495,116 (5.9% of the class)
- Drawbridge Special Opportunities Advisors LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,541,850; sole dispositive power 0; shared dispositive power 5,541,850; aggregate amount beneficially owned 5,541,850 (5.9% of the class)
- Drawbridge Special Opportunities GP LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,495,116; sole dispositive power 0; shared dispositive power 5,495,116; aggregate amount beneficially owned 5,495,116 (5.9% of the class)
- FIG LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,848,953; sole dispositive power 0; shared dispositive power 5,848,953; aggregate amount beneficially owned 5,848,953 (6.2% of the class)
- Fortress Principal Investment Holdings IV LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,495,116; sole dispositive power 0; shared dispositive power 5,495,116; aggregate amount beneficially owned 5,495,116 (5.9% of the class)
- Fortress Operating Entity I LP: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,848,953; sole dispositive power 0; shared dispositive power 5,848,953; aggregate amount beneficially owned 5,848,953 (6.2% of the class)
- FIG Blue LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,848,953; sole dispositive power 0; shared dispositive power 5,848,953; aggregate amount beneficially owned 5,848,953 (6.2% of the class)
- Fortress Investment Group LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,848,953; sole dispositive power 0; shared dispositive power 5,848,953; aggregate amount beneficially owned 5,848,953 (6.2% of the class)
- FINCO I Intermediate Holdco LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,848,953; sole dispositive power 0; shared dispositive power 5,848,953; aggregate amount beneficially owned 5,848,953 (6.2% of the class)
- FINCO I LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,848,953; sole dispositive power 0; shared dispositive power 5,848,953; aggregate amount beneficially owned 5,848,953 (6.2% of the class)
- FIG Parent, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,848,953; sole dispositive power 0; shared dispositive power 5,848,953; aggregate amount beneficially owned 5,848,953 (6.2% of the class)
- Foundation Holdco LP: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,848,953; sole dispositive power 0; shared dispositive power 5,848,953; aggregate amount beneficially owned 5,848,953 (6.2% of the class)
- FIG Buyer GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,848,953; sole dispositive power 0; shared dispositive power 5,848,953; aggregate amount beneficially owned 5,848,953 (6.2% of the class)

## Item 1. Issuer
Name of issuer: PLBY Group, Inc.
Address of issuer's principal executive offices: 10960 Wilshire Blvd., Suite 2200, Los Angeles, California 90024

## Item 2. Person Filing
Name of person filing:
This statement is filed with respect to the Common Stock, par value $0.0001 per share (the "Common Stock") of PLBY Group, Inc. (the "Company") by the following (collectively, the "Reporting Persons"):

I. Drawbridge Special Opportunities Fund LP ("DBSO"), a Delaware limited partnership, which directly holds Common Stock and is the direct or indirect holder of membership interests in certain entities that hold Common Stock and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

II. Drawbridge Special Opportunities Advisors LLC ("DBSO Advisors"), a Delaware limited liability company, which is the investment advisor to DBSO and investment manager to an entity that holds Common Stock and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

III. Drawbridge Special Opportunities GP LLC ("DBSO GP"), a Delaware limited liability company, which is the general partner of DBSO and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

IV. FIG LLC ("FIG LLC"), a Delaware limited liability company, which is the holder of all membership interests in DBSO Advisors and another investment advisor to certain investment funds that hold Common Stock and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

V. Fortress Principal Investment Holdings IV LLC ("FPI IV"), a Delaware limited liability company, which is the managing member of DBSO GP and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

VI. Fortress Operating Entity I LP ("FOE"), a Delaware limited partnership, which is the holder of all of the issued and outstanding membership interests of FIG LLC and FPI IV and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

VII. FIG Blue LLC ("FIG Blue"), a Delaware limited liability company, which is the general partner of FOE and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

VIII. Fortress Investment Group LLC ("Fortress"), a Delaware limited liability company, which is the sole member of FIG Blue and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

IX. FINCO I Intermediate Holdco LLC ("FINCO Intermediate"), a Delaware limited liability company, which is the sole member of Fortress and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

X. FINCO I LLC ("FINCO"), a Delaware limited liability company, which is the sole member of FINCO Intermediate and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

XI. FIG Parent, LLC ("FIG Parent"), a Delaware limited liability company, which is the sole member of FINCO and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

XII. Foundation Holdco LP ("Foundation"), a Delaware limited partnership, which is the sole member of FIG Parent, LLC and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby; and

XIII. FIG Buyer GP, LLC, a Delaware limited liability company, which is the general partner of Foundation and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby.

The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit A herein.
Address of principal business office or, if none, residence: The address of the principal office of each Reporting Person is: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.
Citizenship: See Row 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of each of the cover pages.
Percent of class: See Row 11 of each of the cover pages. The percentages set forth herein are calculated based upon 93,736,325 shares of Common Stock outstanding as of January 31, 2025, as reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 31, 2025.
Sole power to vote or to direct the vote: See Row 5 of each of the cover pages.
Shared power to vote or to direct the vote: See Row 6 of each of the cover pages.
Sole power to dispose or to direct the disposition: See Row 7 of each of the cover pages.
Shared power to dispose or to direct the disposition: See Row 8 of each of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Drawbridge Special Opportunities Fund LP: /s/ David N. Brooks, By Drawbridge Special Opportunities GP LLC, its general partner By: David N. Brooks, Secretary (02/05/2025)
- Drawbridge Special Opportunities Advisors LLC: /s/ David N. Brooks, David N. Brooks, Secretary (02/05/2025)
- Drawbridge Special Opportunities GP LLC: /s/ David N. Brooks, David N. Brooks, Secretary (02/05/2025)
- FIG LLC: /s/ David N. Brooks, David N. Brooks, Secretary (02/05/2025)
- Fortress Principal Investment Holdings IV LLC: /s/ David N. Brooks, David N. Brooks, General Counsel (02/05/2025)
- Fortress Operating Entity I LP: /s/ David N. Brooks, By FIG Blue LLC, its general partner By: David N. Brooks, Secretary (02/05/2025)
- FIG Blue LLC: /s/ David N. Brooks, David N. Brooks, Secretary (02/05/2025)
- Fortress Investment Group LLC: /s/ David N. Brooks, David N. Brooks, Secretary (02/05/2025)
- FINCO I Intermediate Holdco LLC: /s/ David. N. Brooks, David N. Brooks, Secretary (02/05/2025)
- FINCO I LLC: /s/ David N. Brooks, David N. Brooks, Secretary (02/05/2025)
- FIG Parent, LLC: /s/ David N. brooks, David N. Brooks, Secretary (02/05/2025)
- Foundation Holdco LP: /s/ David N. Brooks, By FIG Buyer GP, LLC, its general partner By: David N. Brooks, Secretary (02/05/2025)
- FIG Buyer GP, LLC: /s/ David N. Brooks, David N. Brooks, Secretary (02/05/2025)